Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three and six months ended June 30, 2015 and 2014

HUDBAY MINERALS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited and in thousands of Canadian dollars)

		Jun. 30,	Dec. 31,
	Note	2015	2014

Assets
Current assets
Cash and cash equivalents		$143,271	$207,273
Trade and other receivables	7	270,924	211,243
Inventories	8	177,411	87,709
Prepaid expenses	9	16,232	15,305
Other financial assets	10	—	1,345
Taxes receivable		12,429	11,941
		620,267	534,816
Receivables	7	26,982	24,824
Inventories	8	8,567	7,857
Prepaid expenses	9	—	246
Other financial assets	10	97,556	72,897
Intangible assets - computer software		13,810	12,063
Property, plant and equipment	11	5,143,857	4,715,811
Goodwill		226,507	210,655
Deferred tax assets	17b	53,965	48,339
		$6,191,511	$5,627,508
Liabilities
Current liabilities
Trade and other payables		$259,188	$280,683
Taxes payable		1,712	342
Other liabilities	12	46,306	47,248
Other financial liabilities	13	7,788	7,001
Current portion of long term debt	14	73,112	17,139
Deferred revenue	15	90,336	81,279
		478,442	433,692
Other financial liabilities	13	57,158	51,543
Long term debt	14	1,467,196	1,127,957
Deferred revenue	15	717,162	717,015
Provisions	16	199,330	183,700
Pension obligations		45,286	49,384
Other employee benefits		178,139	175,548
Deferred tax liabilities	17b	480,181	441,949
		3,622,894	3,180,788
Equity
Share capital	18b	1,641,876	1,624,419
Reserves		375,327	189,630
Retained earnings		551,414	632,671
Equity attributable to owners of the Company		2,568,617	2,446,720
		$6,191,511	$5,627,508

Capital commitments (note 21).

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flow

(Unaudited and in thousands of Canadian dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2015	2014	2015	2014
Cash generated from (used in) operating activities:
(Loss) profit for the period		$(55,218)	$252	$(78,921)	$(26,967)
Tax (recovery) expense	17a	(1,884)	6,591	8,748	9,671
Items not affecting cash:
Depreciation and amortization	6b	37,345	23,909	69,484	39,521
Share-based payment expense	6c	2,611	2,476	4,792	3,800
Net finance expense	6e	22,807	1,434	26,807	3,037
Change in fair value of derivatives		(412)	4,365	(6,622)	(7,118)
Change in deferred revenue related to stream	15	(18,593)	(15,454)	(28,253)	(22,515)
Change in taxes receivable/payable, net		(7,510)	4,384	(8,580)	5,464
Unrealized (gain) loss on warrants		(102)	—	3,284	—
Pension past service costs		21,101	—	21,101	—
Asset impairment / loss on disposition of subsidiary	6f, 6g	24,627	—	24,627	6,512
Impairment and mark-to-market losses	6e	1,979	338	3,603	1,132
Foreign exchange and other		(4,621)	(13,637)	6,762	(1,598)
Taxes paid		(1,469)	(2,894)	(2,115)	(3,809)
Operating cash flows before stream deposit and change in non-cash working capital		20,661	11,764	44,717	7,130
Precious metals stream deposit	15	—	—	—	139,287
Change in non-cash working capital	22a	(3,480)	(21,310)	(26,341)	(40,389)
		17,181	(9,546)	18,376	106,028

Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(152,132)	(242,860)	(316,828)	(449,874)
Acquisition of intangible assets		(86)	(142)	(133)	(478)
Acquisition of New Britannia, net cash paid	5a	(14,231)	—	(14,231)	—
Sale (acquisition) of investment		—	424	—	(2,463)
Addition to restricted cash		—	—	(27,736)	(22,963)
Peruvian sales tax refunded on capital expenditures		1,262	20,981	3,397	72,533
Net interest received (paid)		(3,172)	(255)	(5,731)	187
		(168,359)	(221,852)	(361,262)	(403,058)
Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs		166,216	27,724	325,915	86,926
Principal repayments	14	(4,567)	—	(9,228)	—
Interest paid on long-term debt		(3,214)	—	(58,784)	(39,697)
Proceeds from exercise of stock options		894	155	1,007	155
Financing costs		(841)	(139)	(2,331)	(1,137)
Proceeds (costs) from issuance of equity		16,022	(140)	16,022	164,991
Dividends paid	18b	—	—	(2,336)	(1,928)
		174,510	27,600	270,265	209,310
Effect of movement in exchange rates on cash and cash equivalents		(2,585)	(12,920)	8,619	3,576
Net increase (decrease) in cash and cash equivalents		20,747	(216,718)	(64,002)	(84,144)
Cash and cash equivalents, beginning of period		122,524	764,001	207,273	631,427
Cash and cash equivalents, end of period		$143,271	$547,283	$143,271	$547,283

HUDBAY MINERALS INC.

Condensed Consolidated Interim Income Statements

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2015	2014	2015	2014
Revenue	6a	$185,779	$139,329	$346,431	$246,108
Cost of sales
Mine operating costs		143,460	101,503	255,812	182,785
Depreciation and amortization	6b	37,145	23,716	69,088	39,143
		180,605	125,219	324,900	221,928
Gross profit		5,174	14,110	21,531	24,180
Selling and administrative expenses		12,791	12,922	24,657	26,987
Exploration and evaluation		2,558	2,254	5,458	4,197
Other operating income and expenses	6d	2,142	1,587	5,851	5,199
Asset impairment	6f	24,627	—	24,627	—
Loss on disposal of subsidiary	6g	—	—	—	6,512
Results from operating activities		(36,944)	(2,653)	(39,062)	(18,715)
Finance income	6e	(482)	(912)	(863)	(1,692)
Finance expenses	6e	23,289	2,346	27,670	4,729
Other finance (gain) loss	6e	(2,649)	(10,930)	4,304	(4,456)
Net finance expense (income)		20,158	(9,496)	31,111	(1,419)

(Loss) profit before tax		(57,102)	6,843	(70,173)	(17,296)
Tax (recovery) expense	17a	(1,884)	6,591	8,748	9,671
(Loss) profit for the period		$(55,218)	$252	$(78,921)	$(26,967)

Attributable to:
Owners of the Company		$(55,218)	$252	$(78,921)	$(26,877)
Non-controlling interests		—	—	—	(90)
(Loss) profit for the period		$(55,218)	$252	$(78,921)	$(26,967)

(Loss) earnings per share
Basic and diluted		$(0.24)	$—	$(0.34)	$(0.14)

Weighted average number of common shares outstanding (note 19):
Basic		234,588,385	193,015,043	234,109,246	189,542,667
Diluted		234,588,385	193,217,709	234,109,246	189,542,667

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
(Loss) profit for the period	$(55,218)	$252	$(78,921)	$(26,967)

Other comprehensive income (loss):
Recognized directly in equity:
Net exchange (loss) gain on translation of foreign operations	(45,572)	(54,186)	167,219	6,718
Change in fair value of available-for-sale financial assets	(2,154)	1,954	(2,683)	46,394
	(47,726)	(52,232)	164,536	53,112

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain (loss)	31,406	(14,532)	22,909	(40,614)
Tax effect	(4,673)	1,902	(4,904)	6,419
	26,733	(12,630)	18,005	(34,195)

Transferred to income statement:
Change in fair value of available-for-sale financial assets	1,958	329	3,608	1,123
Sale of investments	(5)	(33)	(32)	(33)
Tax effect	—	—	9	—
	1,953	296	3,585	1,090

Other comprehensive (loss) income net of tax, for the period	(19,040)	(64,566)	186,126	20,007
Total comprehensive (loss) income for the period	$(74,258)	$(64,314)	$107,205	$(6,960)

Attributable to:
Owners of the Company	(74,258)	(64,314)	107,205	(6,870)
Non-controlling interests	—	—	—	(90)
Total comprehensive (loss) income for the period	$(74,258)	$(64,314)	$107,205	$(6,960)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Available-for- sale reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, January 1, 2014	$1,021,088	$26,015	$97,924	$2,468	$(76,850)	$564,966	$1,635,611	$(7,904)	$1,627,707
Loss	—	—	—	—	—	(26,877)	(26,877)	(90)	(26,967)
Other comprehensive income (loss)	—	—	6,718	47,484	(34,195)	—	20,007	—	20,007
Total comprehensive income (loss)	—	—	6,718	47,484	(34,195)	(26,877)	(6,870)	(90)	(6,960)
Contributions by and distributions to owners:
Stock options exercised (note 18b)	214	(60)	—	—	—	—	154	—	154
Equity issuance (note 18b)	172,672	—	—	—	—	—	172,672	—	172,672
Share issue costs, net of tax	(5,646)	—	—	—	—	—	(5,646)	—	(5,646)
Dividends (note 18b)	—	—	—	—	—	(1,928)	(1,928)	—	(1,928)
Total contributions by and distributions to owners	167,240	(60)	—	—	—	(1,928)	165,252	—	165,252
Reclassification adjustment:	—	—	—	—	—	—	—	1,073	1,073
Sale of subsidiary	—	—	(451)	—	—	—	(451)	6,921	6,470
Balance, June 30, 2014	$1,188,328	$25,955	$104,191	$49,952	$(111,045)	$536,161	$1,793,542	$—	$1,793,542
Profit (loss)	—	—	—	—	—	98,833	98,833	—	98,833
Other comprehensive income (loss)	—	—	178,528	(46,916)	(11,928)	—	119,684	—	119,684
Total comprehensive income (loss)	—	—	178,528	(46,916)	(11,928)	98,833	218,517	—	218,517
Contributions by and distributions to owners:
Stock options exercised (note 18b)	1,655	(530)	—	—	—	—	1,125	—	1,125
Equity issuance (note 18b)	434,626	—	—	—	—	—	434,626	—	434,626
Share issue costs, net of tax	(190)	—	—	—	—	—	(190)	—	(190)
Dividends (note 18b)	—	—	—	—	—	(2,323)	(2,323)	—	(2,323)
Total contributions by and distributions to owners	436,091	(530)	—	—	—	(2,323)	433,238	—	433,238
Non-controlling interest upon acquisition of Augusta (note 5)	—	1,423	—	—	—	—	1,423	—	1,423
Balance, December 31, 2014	$1,624,419	$26,848	$282,719	$3,036	$(122,973)	$632,671	$2,446,720	$—	$2,446,720

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Available-for- sale reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interests	Total equity

Balance, January 1, 2015	$1,624,419	$26,848	$282,719	$3,036	$(122,973)	$632,671	$2,446,720	$—	$2,446,720
Loss	—	—	—	—	—	(78,921)	(78,921)	—	(78,921)
Other comprehensive income	—	—	167,219	902	18,005	—	186,126	—	186,126
Total comprehensive income (loss)	—	—	167,219	902	18,005	(78,921)	107,205	—	107,205
Contributions by and distributions to owners:
Stock options exercised (note 18b)	1,435	(429)	—	—	—	—	1,006	—	1,006
Equity issuance (note 18b)	16,022	—	—	—	—	—	16,022	—	16,022
Dividends (note 18b)	—	—	—	—	—	(2,336)	(2,336)	—	(2,336)
Total contributions by and distributions owners	17,457	(429)	—	—	—	(2,336)	14,692	—	14,692
Balance, June 30, 2015	$1,641,876	$26,419	$449,938	$3,938	$(104,968)	$551,414	$2,568,617	$—	$2,568,617

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

1.                   Reporting entity

HudBay Minerals Inc. (“HMI” or the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2015 and 2014 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries, as at June 30, 2015, include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. (“Hudbay Peru”), HudBay (BVI) Inc., HudBay Arizona Corporation (formerly Augusta Resource Corporation, “Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba, Saskatchewan and Cusco (Peru) and a copper project in Arizona (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.                   Basis of preparation

(a)  Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved these condensed consolidated interim financial statements on July 29, 2015.

(b)  Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and all material subsidiaries’ functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which have a functional currency of US dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)  Use of judgement:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

The condensed consolidated interim financial statements reflect the judgements outlined by the Group in its consolidated financial statements for the year ended December 31, 2014.

(d)  Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The condensed consolidated interim financial statements reflect the estimates outlined by the Group in its consolidated financial statements for the year ended December 31, 2014.

3.                   Significant accounting policies

These condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2014 and comparative periods.

4.                   New standards not yet adopted

•                      IFRS 9, Financial Instruments (“IFRS 9 (2009)”) — this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 (2009) provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (“OCI”). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. The new standard also requires use of a single impairment method, replacing the multiple impairment methods in IAS 39, and amends some of the requirements of IFRS 7 Financial Instruments: Disclosures. IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except for changes related to financial liabilities measured at fair value under the fair value option and derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument. The IASB has decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

•                      IFRS 15, Revenue from Contracts with Customers - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017, and may consider earlier adoption. The IASB has affirmed its proposal to defer the effective date of this standard to January 1, 2018, although the Accounting Standards Board has yet to approve this change within Canada. The Group has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

•                      Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) - on May 12, 2014, the IASB issued amendments to clarify that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption for an intangible asset, however, can be rebutted in certain limited circumstances. The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early adoption permitted. The Group is currently evaluating the impact of applying the amendments, however does not anticipate that there will be any impact on its current method of calculating depreciation or amortization.

5.                   Acquisitions

(a)         Acquisition of New Britannia Mine and Mill

On May 4, 2015 the Group closed a transaction to acquire a 100% interest in the New Britannia mine and mill, located in Snow Lake, Manitoba, for US$12,300 in cash consideration, plus a contingent payment of US$5,000. In connection with the New Britannia acquisition, the Group entered into a private placement agreement with a Canadian bank to sell 1,357,000 Hudbay common shares for net proceeds of $15,700.

In accordance with IFRS 3, Business Combinations, this transaction does not meet the definition of a business combination as the assets acquired are not an integrated set of activities with inputs, processes and outputs.

The purchase price of $17,507 was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at their relative fair values. In addition, an option liability was recorded for the fair value amount of $1,409 in connection with the contingent consideration since it is an integral component of the consideration paid and represents a financial instrument. The fair values were allocated to the net assets on a relative fair value basis and the option liability was valued using the Black-Scholes model.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

Assets acquired and liabilities assumed

The following summarizes the acquisition date allocation of the relative fair values of the major classes of assets and liabilities acquired:

Restricted cash	$1,867
Machinery & equipment	12,600
Mineral property	3,500
Net decommissioning liability	(460)
Total net assets acquired	$17,507

The following summarizes consideration for the purchase:

Cash	$14,892
Contingent payment - gold price option	1,409
Transaction costs	1,206
Total consideration	$17,507

(b)         Acquisition of Augusta Resource Corporation

On July 16, 2014, the Group obtained control of Hudbay Arizona (formerly named Augusta Resource Corporation), a Canadian company whose primary asset is the Rosemont copper project near Tucson, Arizona.

Hudbay obtained control of Augusta by acquiring Augusta common shares to increase the Group’s equity interest in Augusta from approximately 16% to 92%. On July 29, 2014 and September 23, 2014, Hudbay acquired the remaining outstanding common shares and now wholly owns Augusta. Acquiring control of Augusta allows the Group an opportunity to develop the Rosemont project and significantly increase Hudbay’s future copper production.

Consideration transferred:

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

Equity instruments (36,613,464 common shares)	$393,947
Warrant instruments (19,759,641 warrants)	42,087
Fair value of shares previously owned by the Group (23,058,585 common shares)	84,391
Consideration transferred - July 16, 2014	$520,425

The fair value of the common shares issued was based on Hudbay’s listed share price of $10.76 at the July 16, 2014 acquisition date. The fair value of the warrants issued was based on a Black-Scholes option pricing calculation of $2.13. The fair value of the shares previously owned by the Group was based on Augusta’s listed share price of $3.66 at the July 16, 2014 acquisition date.

The Group took up the remaining 3,837,190 shares at a fair value of $40,679 based on Hudbay’s listed share prices of $11.62 and $9.68 on July 29, 2014 and September 23, 2014, respectively. The Group issued 2,070,849 warrant instruments with a fair value of $3,398 based on Hudbay’s listed warrant prices of $2.25 and $1.09 on July 29, 2014 and September 23, 2014, respectively.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

Immediately prior to the acquisition, Augusta settled its outstanding in the money stock options, restricted units and convertible notes through the issuance of Augusta shares and settled its out of the money options in cash under the terms of the acquisition.

Identifiable assets acquired and liabilities assumed:

The Group has completed the purchase price allocation, resulting in recognized amounts of identifiable assets acquired and liabilities assumed as follows:

Cash and cash equivalents	$3,261
Receivables and other current assets	1,486
Long-term receivable and other assets	9,896
Mineral properties	680,636
Other property, plant and equipment	83,626
Trade and other payables	(35,949)
Warrant liability	(6,278)
Current portion of long-term debt	(125,918)
Deferred tax liabilities	(167,898)
Total net identifiable assets acquired	$442,862

The fair values of the mineral properties have been calculated using significant judgements. In particular, the fair values of mineral properties, and other property and plant and equipment have been determined based on an independent valuation.

The fair value of the acquired receivables was valued at $10,011. Based on the valuation performed at the acquisition date, management expected all contractual cash flows to be collectible. The long-term receivable relates to the amounts collectible from the joint venture partner.

The Group recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$436,034
Fair value of previous interest in acquiree	84,391
Non-controlling interest of measured based on proportionate share	45,500
Less: value of net identifiable asset acquired	(442,862)
Goodwill upon acquisition on July 16, 2014	$123,063

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes. As a result of foreign exchange translation, the goodwill balance increased to $142,800 as at June 30, 2015 as a result of movements in foreign currency on translation.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

6.                   Revenue and expenses

(a)              Revenue

The Group’s revenue by significant product types:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Copper	$183,278	$59,866	$264,053	$106,617
Zinc	74,228	59,944	140,997	112,133
Gold	23,377	25,928	42,495	40,043
Silver	8,656	4,244	11,111	6,587
Other	766	1,262	2,455	2,246
	290,305	151,244	461,111	267,626
Treatment and refining charges	(24,050)	(8,781)	(34,204)	(13,836)
Pre-production revenue	(80,476)	(3,134)	(80,476)	(7,682)
	$185,779	$139,329	$346,431	$246,108

Pre-production revenue in the three and six months ended June 30, 2015 related to Constancia. Pre-production revenue in 2014 related to revenue earned from production at the Group’s Reed mine. Revenues related to inventory produced prior to commencement of commercial production are credited against capital costs rather than recognized as revenue in the income statements.

Included in revenue for the three months ended June 30, 2015 are losses related to non-hedge derivative contracts of $673 (three months ended June 30, 2014 - loss of $6,506). Included in revenue for the six months ended June 30, 2015 are losses related to non-hedge derivative contracts of $2,514 (six months ended June 30, 2014 - gains of $2,080).

(b)              Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Cost of sales	$37,145	$23,716	$69,088	$39,143
Selling and administrative expenses	200	193	396	378
	$37,345	$23,909	$69,484	$39,521

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

(c)               Share-based payment and expense

Share-based payment expenses are reflected in the income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended June 30, 2015
Cost of sales	$303	$—	$303
Selling and administrative expenses	1,582	435	2,017
Other operating expenses	291	—	291
	$2,176	$435	$2,611
Six months ended June 30, 2015
Cost of sales	$611	$—	$611
Selling and administrative expenses	3,176	929	4,105
Other operating expenses	76	—	76
	$3,863	$929	$4,792
Three months ended June 30, 2014
Cost of sales	$400	$—	$400
Selling and administrative expenses	1,024	924	1,948
Other operating expenses	165	—	165
Exploration and evaluation	(37)	—	(37)
	$1,552	$924	$2,476
Six months ended June 30, 2014
Cost of sales	$642	$—	$642
Selling and administrative expenses	1,769	1,148	2,917
Other operating expenses	272	—	272
Exploration and evaluation	(31)	—	(31)
	$2,652	$1,148	$3,800

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

(d)              Other operating income and expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Joint venture operator fee income	$(107)	$(1,152)	$(223)	$(1,152)
Cost of non-producing properties	2,863	3,132	7,024	6,652
Other income and expense	(614)	(393)	(950)	(301)
	$2,142	$1,587	$5,851	$5,199

(e)               Finance income and expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Finance income
Net interest income	$(259)	$(847)	$(417)	$(1,627)
Other finance income	(223)	(65)	(446)	(65)
	(482)	(912)	(863)	(1,692)
Finance expense
Interest expense on long-term debt	29,790	20,604	58,752	41,040
Unwinding of accretion on financial liabilities at amortized cost	282	344	720	782
Unwinding of discounts on provisions	841	919	1,756	1,879
Financing fees	3,362	1,130	6,851	2,521
Other finance expense	2,479	297	2,456	329
	36,754	23,294	70,535	46,551
Interest capitalized	(13,465)	(20,948)	(42,865)	(41,822)
	23,289	2,346	27,670	4,729
Other finance (gains) losses
Net foreign exchange (gains) losses	(3,436)	(9,094)	6,585	(517)
Change in fair value of financial assets and liabilities at fair value through profit loss:
Hudbay and Augusta warrants	(102)	—	3,284	—
Prepayment option embedded derivative	(1,085)	(2,141)	(9,136)	(5,038)
Investments classified as held-for-trading	21	9	(5)	9
Net gain reclassified from equity on disposal of available- for-sale investments	(5)	(33)	(32)	(33)
Net loss reclassified from equity on impairment of available-for-sale investments	1,958	329	3,608	1,123
	(2,649)	(10,930)	4,304	(4,456)
Net finance expense (income)	$20,158	$(9,496)	$31,111	$(1,419)

Interest expense related to long-term debt has been capitalized to the Constancia project until May 1, 2015 and to the Rosemont project (note 14).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

During the three and six months ended June 30, 2015, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $1,958 and $3,608 respectively, from the available-for-sale reserve within equity to the income statements (three and six months ended June 30, 2014 - $329 and $1,123, respectively).

(f)                Impairment

As a result of the acquisition of the New Britannia Mill (note 5a), Hudbay no longer expects to construct a new concentrator at Lalor. During the three months ended June 30, 2015, the Group recognized an impairment loss of $24,627 related to its Lalor concentrator assets in Snow Lake, Manitoba. The impairment was determined based on the difference between carrying value and fair value less costs of disposal. On the condensed consolidated interim income statements, the impairment loss is presented in the asset impairment loss line item. The Group presented the impairment loss within the Manitoba segment in note 23.

(g)              Loss on disposal of subsidiary

During the six months ended June 30, 2014, the Group recognized a loss of $6,512 on the disposition of its Back Forty project in Michigan. This mainly resulted from the derecognition of the non-controlling interest and cumulative translation adjustments recorded in the entity. The Group has presented the loss within corporate and other activities in note 23.

7.                   Trade and other receivables

	Jun. 30, 2015	Dec. 31, 2014
Current
Trade receivables	$69,834	$43,087
Embedded derivatives - copper provisional pricing (note 20c)	(9,215)	(1,807)
Statutory receivables	170,525	144,836
Receivable from joint venture partners	12,367	12,607
Other receivables	27,413	12,520
	270,924	211,243
Non-current
Statutory receivables - Peruvian sales tax	—	553
Receivable from joint venture partners	24,313	23,487
Other receivables	2,669	784
	26,982	24,824
	$297,906	$236,067

As commercial production commenced at the Reed mine on April 1, 2014, the Group has a receivable for 30% of the applicable development costs as well as other amounts due from the joint venture partner, VMS Ventures Inc. (“VMS Ventures”) pursuant to the Reed Lake Project Joint Venture Agreement. The receivable will be repaid by offsetting amounts owed to VMS Ventures for the purchase of their proportionate share of the Reed mine ore. The receivable has been discounted and has been classified based on the expected timing of ore purchases. As at June 30, 2015, this receivable from VMS Ventures was $17,681 (December 31, 2014 - $20,206).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

The remaining balance in the receivable from joint venture partners primarily relates to the Group’s joint venture partner for the Rosemont project in Arizona. On September 16, 2010, Rosemont and United Copper & Moly LLC (“UCM” or “Partner”), a company formed by Korea Resources Corporation and LG International Corp. to hold their interest in the Rosemont joint venture, executed an Earn-In Agreement (the “EI Agreement”) whereby UCM can acquire up to a 20% interest in the Rosemont joint venture by funding US$176,000 of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont project as follows: Tranche 1 - a maximum US$70,000 for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”); and once the material permits are issued and construction has commenced; Tranche 2 - US$106,000 for construction costs can be released. Once UCM has earned its 20% interest in the Rosemont joint venture, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011, UCM completed its Tranche 1 cash investment of US$70,000 and earned a 7.95% interest in the Rosemont joint venture.  Hudbay is currently funding UCM’s share of the pre-construction costs at Rosemont until such time as the final material permits have been obtained. The receivable has been classified as non-current.

As at June 30, 2015, $167,972 (December 31, 2014 - $142,548) of the current statutory receivables relate to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures for its Constancia project. Management expects to receive the amount within one year. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2c).

8.                   Inventories

	Jun. 30, 2015	Dec. 31, 2014
Current
Stockpile	$2,486	$—
Work in progress	7,531	2,494
Finished goods	137,002	62,218
Materials and supplies	30,392	22,997
	177,411	87,709
Non-current
Materials and supplies	8,567	7,857
	$185,978	$95,566

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $130,187 and $258,193 for the three and six months ended June 30, 2015 (three and six months ended June 30, 2014 - $117,791 and $203,848, respectively). The Group has amended its note disclosure of the cost of inventories recognized as an expense for the current and comparable period to include depreciation expensed from inventories.

During the six months ended June 30, 2014, the Group recognized an expense of $5,685 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value. For zinc inventories sold during the six months ended June 30, 2014, the related amount transferred from inventory to cost of sales was $10,696 less than it would have been had write-downs not been previously recognized (three months ended June 30, 2014 - $5,685). As a result, for the six months ended June 30, 2014, the net impact on cost of sales, related to zinc inventory write-downs, was a decrease of $5,011 (three months ended June 30, 2014 — decrease of $5,685). There were no write-downs in the three and six months ended June 30, 2015.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

9.      Prepaid expenses

	Jun. 30, 2015	Dec. 31, 2014
Current
Prepayments to suppliers related to capital projects	$7,639	$8,672
Prepaid insurance and other	8,593	6,633
	16,232	15,305
Non-current
Other	—	246
	$16,232	$15,551

10.    Other financial assets

	Jun. 30, 2015	Dec. 31, 2014
Current
Derivative assets	$—	$1,345

Non-current
Available-for-sale investments	16,225	18,694
Investments at fair value through profit or loss	90	—
Deferred financing fees	—	5,110
Restricted cash	81,241	49,093
	97,556	72,897
	$97,556	$74,242

Available-for-sale investments

As at June 30, 2015, available-for-sale investments consist of investments in Canadian-listed metals and mining companies, most of which are publicly traded. During the three and six months ended June 30, 2015 the Group recognized impairment losses of $1,958 and $3,608, respectively, related to its investments in the available-for-sale reserve within equity (three and six months ended June 30, 2014 - $329 and $1,123, respectively) (note 6e).

Restricted cash

As required by Peruvian law, Hudbay Peru provides security with respect to its decommissioning and restoration obligations. Hudbay Peru has provided a letter of credit in the amount of $79,166 as at June 30, 2015, and classified cash on deposit with a Peruvian bank to support the letter of credit as restricted cash (December 31, 2014 - $47,163).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

11.    Property, plant and equipment

Jun. 30, 2015	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$21,610	$—	$21,610
Capital works in progress	1,015,908	—	1,015,908
Mining properties	2,138,386	(455,420)	1,682,966
Plant and equipment	2,895,691	(472,318)	2,423,373
	$6,071,595	$(927,738)	$5,143,857

Dec. 31, 2014	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$18,079	$—	$18,079
Capital works in progress	3,774,083	—	3,774,083
Mining properties	790,655	(411,245)	379,410
Plant and equipment	956,163	(411,924)	544,239
	$5,538,980	$(823,169)	$4,715,811

The Group has included the mineral properties and fixed assets acquired in the New Britannia asset purchase in the capital works in progress line (note 5a).

As a result of Constancia reaching commercial production in the second quarter of 2015 most of its capital works in progress has been reclassified to mining properties and plant and equipment. The increase in the cost of property, plant and equipment since December 31, 2014 was mostly the result of the effect of foreign exchange on opening balance of $290,907 and additions of $284,773, partially offset by the impairment of Lalor concentrator assets of $24,627 (note 6f).

12.    Other liabilities

	Jun. 30, 2015	Dec. 31, 2014
Current portion of
Provisions (note 16)	$16,712	$18,241
Pension liability	25,567	24,093
Other employee benefits	4,027	3,829
Unearned revenue	—	1,085
	$46,306	$47,248

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

13.    Other financial liabilities

	Jun. 30, 2015	Dec. 31, 2014
Current
Derivative liabilities	$1,862	$860
Other financial liabilities at amortized cost	5,926	6,141
	7,788	7,001

Non-current
Derivative liabilities	166	—
Contingent consideration - gold price option	1,409	—
Warrants at fair value through profit and loss	29,851	26,300
Other financial liabilities at amortized cost	25,732	25,243
	57,158	51,543
	$64,946	$58,544

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia project which allow Hudbay to extract minerals over the useful life of the Constancia project, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the six months ended June 30, 2015, the liability associated with several of the community agreements increased by $80 and payments of $826 were made. During the year ended December 31, 2014, the liability associated with several of the community agreements increased by $4,699 and payments of $10,466 were made. Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta (note 5b) and warrants assumed on the acquisition of Augusta. Derivative liabilities are carried at their fair value with changes in fair value recorded to the condensed consolidated income statements in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. During the six months ended June 30, 2015, the Group recognized a loss of $3,056 related to the increase in the fair value of the warrants liability for those issued in the acquisition of Augusta (note 6e). The fair value of these warrants at June 30, 2015 is $25,759. A total of 21,830,490 warrants were issued which entitle the holder to acquire a common share of the Company at a price of $15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

In addition, during the six months ended June 30, 2015, the Group recognized a loss of US$179 related to the increase in the fair value of the liability for the transferable share purchase warrants of Augusta (the “Augusta Warrants”) which were assumed in connection with the acquisition of Augusta. Following the acquisition, each Augusta Warrant represents the right to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant. The fair value of the Augusta Warrants at June 30, 2015 is US$3,280. There were 1,374,951 Augusta Warrants outstanding with an exercise price of US$3.85, which expired July 22, 2015 and there are 3,300,000 Augusta Warrants outstanding with an exercise price of US$2.12, expiring December 12, 2016.

The purchase price of the acquisition of New Britannia (note 5a) contained an option (European) that pays the seller US$5,000 if the price of gold is equal to or above US$1,400/oz on May 4, 2018. The option represents a financial liability and was recorded at fair value at the acquisition date of New Britannia and will be remeasured at each reporting date with change in the fair value being recognized as unrealized gains or losses in finance income and expense. The fair value of the embedded derivative at June 30, 2015 was a liability of $1,409 (December 31, 2014 - $nil).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

14.    Long-term debt

Long-term debt is comprised of the following:

	Jun. 30, 2015	Dec. 31, 2014
Senior unsecured notes (a)	$1,133,786	$1,062,472
Equipment finance facility (b)	90,443	82,624
Constancia standby credit facility (c)	178,540	—
Senior secured revolving credit facility (d)	137,539	—
	1,540,308	1,145,096
Less: current portion	(73,112)	(17,139)
	$1,467,196	$1,127,957

(a)              Senior unsecured notes

Balance, January 1, 2014	$779,331
Addition to Principal, net of transaction costs and bond premium	197,824
Change in fair value of embedded derivative (prepayment option)	2,145
Effects of changes in foreign exchange	81,978
Accretion of transaction costs	1,194
Balance, December 31, 2014	$1,062,472
Change in fair value of embedded derivative (prepayment option)	(9,136)
Effects of changes in foreign exchange	80,164
Accretion of transaction costs	286
Balance, June 30, 2015	$1,133,786

On August 6, 2014, the Group issued US$170,000 aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$750,000 aggregate principal amount of 9.50% senior unsecured notes issued between September 2012 and December 2013 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes were priced at 107% of the aggregate principal amount, resulting in gross proceeds of US$181,900 ($197,844) and will yield 8.03% to maturity. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds have been used to date to fund the development of Constancia and Rosemont, interest costs on the Initial Notes have been capitalized to Constancia project assets until May 1, 2015 (the date on which Constancia commenced commercial production), and interest costs on the Additional Notes have been capitalized to Rosemont project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of the Company’s existing and future subsidiaries other than the Company’s subsidiaries associated with the Constancia project and the Rosemont project.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

(b)              Equipment finance facility

Balance, January 1, 2014	$—
Addition to Principal, net of transaction costs	90,671
Payments made	(13,654)
Effects of changes in foreign exchange	4,679
Accretion of transaction costs	928
Balance, December 31, 2014	$82,624
Addition to Principal, net of transaction costs	10,164
Payments made	(9,228)
Effects of changes in foreign exchange	6,256
Accretion of transaction costs	627
Balance, June 30, 2015	$90,443

The equipment finance facility is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2015	Dec. 31, 2014
Current	$19,972	$17,139
Non-current	70,471	65,485
	$90,443	$82,624

In October 2013, the Group entered into an equipment financing facility with Caterpillar Financial Services Corporation to finance the purchase of components of the mobile fleet at the Group’s Constancia project. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis and are secured by the Constancia mobile fleet. The loan has been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. All payments due within twelve months of the period end date are classified as a current liability. The payments are based on a floating annual interest rate of 3-months LIBOR plus 4.25%.

(c)               Constancia standby credit facility

Balance, December 31, 2014	$—
Addition to Principal, net of transaction costs	176,692
Effects of changes in foreign exchange	1,370
Accretion of transaction costs	478
Balance, June 30, 2015	$178,540

The Constancia standby credit facility is reflected in the condensed consolidated interim balance sheets as follows:

Current	$53,140
Non-current	125,400
Balance, June 30, 2015	$178,540

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

In June 2014, the Group entered into a US$150,000 standby credit facility to provide financing for expenditures at the Constancia project. Drawdowns under the facility are repayable in quarterly installments beginning December 31, 2015 and ending September 30, 2018, and will bear interest at LIBOR plus 3.50%. The facility is secured by the assets of the Peru segment. Drawdowns of US$147,000 occurred during six months ended June 30, 2015.

(d)              Senior secured revolving credit facility

Balance, December 31, 2014	$—
Addition to Principal, net of transaction costs	134,843
Effects of changes in foreign exchange	2,509
Accretion of transaction costs	187
Balance, June 30, 2015	$137,539

On March 13, 2015, the Group completed an expansion of its corporate revolving credit facility from US$100,000 to US$300,000.

The US$300,000 million revolving credit facility is on substantially similar terms to the US$100,000 credit facility that it replaced. It was intended to provide the Group with additional liquidity as the Constancia project ramped up to commercial production and to support the growth of various business units. The credit facility is repayable in March 2018.

As at June 30, 2015, the Manitoba segment had letters of credit advanced under the facility in the amount of $69,873 (December 31, 2014 - $64,084) which are treated as drawings under the facility.

15.  Deferred revenue

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton whereby the Group has received aggregate deposit payments of US$750,000 against delivery of 100% of payable gold and silver from the 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project. On November 4, 2013, the Group entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which the Group agreed to receive an additional US$135,000 deposit against delivery of 50% of payable gold from the Constancia project, with the deposit payable in cash or Silver Wheaton shares, at Silver Wheaton’s election.  In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group received a cash deposit payment of US$125,000 ($139,287) in March 2014 as a result of US$1,000,000 in capital expenditures having been paid at the Constancia project. In addition, the Group received Silver Wheaton shares in satisfaction of the gold deposit during September 2014 and sold the shares for net proceeds of US$134,978 ($149,931). The Group has now received all the up-front deposit payments related to the precious metal stream transaction with Silver Wheaton in respect of 777 and Constancia.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months. At this time, the Group has assessed that it is unlikely that there will be uncredited legal deposits after mine closure.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

In February 2010, Hudbay Arizona entered into a precious metals stream transaction with Silver Wheaton whereby the Group will receive deposit payments of US$230,000 against delivery of 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$450 per ounce (for gold) and US$3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2014	$529,751
Additional installment received	289,218
Recognition of revenue	(49,478)
Effects of changes in foreign exchange	28,803
Balance, December 31, 2014	$798,294
Recognition of revenue	(28,253)
Effects of changes in foreign exchange	37,457
Balance, June 30, 2015	$807,498

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Jun. 30, 2015	Dec. 31, 2014
Current	$90,336	$81,279
Non-current	717,162	717,015
	$807,498	$798,294

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

16.            Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Jun. 30, 2015	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Total
Current (note 12)	$4,618	$6,828	$5,266	$16,712
Non-current	195,501	—	3,829	199,330
	$200,119	$6,828	$9,095	$216,042

Dec. 31, 2014	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Total
Current (note 12)	$7,122	$5,898	$5,221	$18,241
Non-current	178,273	—	5,427	183,700
	$185,395	$5,898	$10,648	$201,941

The increase in the total provision for decommissioning, restoration and similar liabilities is mainly the result of increased mine disturbance in Peru and the acquisition of New Britannia since December 31, 2014.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

17.            Income and mining taxes

(a)              Tax expense:

The tax (recovery) expense is applicable as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Current:
Taxable income	$2,819	$1,150	$4,513	$2,219
Taxable mining profits	5,493	(1,721)	5,515	(2,956)
Adjustments in respect of prior years	667	(919)	667	(919)
	8,979	(1,490)	10,695	(1,656)
Deferred:
Income taxes - origination and reversal of temporary difference	(16,439)	4,415	(7,382)	8,069
Mining taxes - origination and reversal of temporary difference	3,830	(205)	3,777	322
Peruvian mining tax - origination and reversal of temporary difference	467	2,296	(384)	2,892
Adjustments in respect of prior years	1,279	1,575	2,042	44
	(10,863)	8,081	(1,947)	11,327
	$(1,884)	$6,591	$8,748	$9,671

(b)         Deferred tax assets and liabilities:

	Jun. 30, 2015	Dec. 31, 2014
Deferred income tax asset	$53,965	$48,339

Deferred income tax liability	(448,353)	(415,479)
Deferred mining tax liability - Canada	(4,425)	(640)
Deferred mining tax liability - Peru	(27,403)	(25,830)
	(480,181)	(441,949)
Net deferred tax liability balance	$(426,216)	$(393,610)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

(c)               Changes in deferred tax assets and liabilities:

	Six months ended	Year ended
	Jun. 30, 2015	Dec. 31, 2014
Net deferred tax liability balance, beginning of period	$(393,610)	$(261,846)
Deferred tax recovery	1,947	61,362
OCI transactions	(4,895)	7,585
Acquisition of Augusta	—	(167,898)
Items charged directly to equity	—	2,018
Foreign currency translation on the deferred tax liability	(29,658)	(34,831)
Net deferred tax liability balance, end of period	$(426,216)	$(393,610)

(d)              Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(e)               Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

18.            Share capital

(a)              Preference shares:

Authorized: Unlimited preference shares without par value

(b)              Common shares:

Authorized: Unlimited common shares without par value

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

Issued and fully paid:

	Six months ended		Year ended
	Jun. 30, 2015		Dec. 31, 2014
	Common shares	Amount	Common shares	Amount
Balance, beginning of period	233,615,857	$1,624,419	172,078,376	$1,021,088
Exercise of stock options	258,831	1,435	181,035	1,869
Share issue costs, net of tax	—	—	—	(5,836)
Share issuance	1,357,000	16,022	20,930,000	172,672
Shares cancelled	—	—	(24,208)	—
Issued - acquisition of Augusta (note 5b)	—	—	40,450,654	434,626
Balance, end of period	235,231,688	$1,641,876	233,615,857	$1,624,419

On January 9, 2014, the Group entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of the Group’s common shares at a price of $8.25 per share. The underwriters were granted an overallotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $172,672.

In connection with the New Britannia acquisition (note 5a), the Company entered into a private placement agreement with a Canadian bank to sell approximately 1,357,000 Hudbay common shares for net proceeds of $15,700.

During the six months ended June 30, 2015, the Company paid $2,336 in dividends on March 31, 2015 to shareholders of record as of March 13, 2015. The Company paid $1,928 in dividends on March 31, 2014 to shareholders of record as of March 14, 2014.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

19.            (Loss) earnings per share data

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Weighted average common shares outstanding
Basic	234,588,385	193,015,043	234,109,246	189,542,667
Plus net incremental shares from
Assumed conversion: warrants	1,039,500	—	1,039,500	—
Assumed conversion: stock options	104,571	202,666	129,735	194,378
Diluted weighted average common shares outstanding	235,732,456	193,217,709	235,278,481	189,737,045

The determination of the diluted weighted-average number of common shares excludes 1,097,077 and  1,321,959 shares, related to stock options that were anti-dilutive for the three and six months ended June 30, 2015 (three and six months ended June 30, 2014 - 1,846,952 and 1,854,388 shares, respectively). The calculation of diluted weighted-average number of common shares also excludes 1,374,951 out of the money Augusta Warrants which represented the right to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant and are now expired (note 13). The calculation also excludes all 21,830,490 Hudbay warrants issued as consideration for the acquisition of Augusta (note 5b) as they are out of the money.

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of share was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the six months ended June 30, 2015 and 2014, the Group calculated diluted loss per share using 234,109,246 and 189,542,667 common shares, respectively. For the three months ended June 30, 2015, the Group calculated diluted loss per share using 234,588,385 common shares.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

20.            Financial instruments

(a)              Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Jun. 30, 2015		Dec. 31, 2014
	Fair Value	Carrying value	Fair Value	Carrying value
Recurring measurements
Loans and receivables
Cash and cash equivalents [1]	$143,271	$143,271	$207,273	$207,273
Restricted cash[1]	81,241	81,241	49,093	49,093
Trade and other receivables[1,2]	136,596	136,596	92,485	92,485
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	(9,215)	(9,215)	(1,807)	(1,807)
Non-hedge derivative assets[3]	—	—	1,345	1,345
Prepayment option - embedded derivative[7]	10,312	10,312	1,217	1,217
Investments at FVTPL[4]	90	90	—	—
Available-for-sale investments[4]	16,225	16,225	18,694	18,694
Total financial assets	378,520	378,520	368,300	368,300
Financial liabilities at amortized cost
Trade and other payables[1,2]	256,472	256,472	273,145	273,145
Other financial liabilities[5]	22,139	31,658	19,950	31,384
Senior unsecured notes[6]	1,225,072	1,144,098	1,009,658	1,063,689
Equipment finance facility[8]	90,443	90,443	82,624	82,624
Constancia standby credit facility[8]	178,540	178,540	—	—
Senior secured revolving credit facility[8]	137,539	137,539	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	(506)	(506)	(150)	(150)
Warrant liabilities[3]	2,028	2,028	860	860
Option liabilities[3]	1,409	1,409	—	—
Non-hedge derivative liabilities[3]	29,851	29,851	26,300	26,300
Total financial liabilities	1,942,987	1,871,532	1,412,387	1,477,852
Net financial liability	$(1,564,467)	$(1,493,012)	$(1,044,087)	$(1,109,552)

1     Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2     Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

3     Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

4     Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5     These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 13). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

6     Fair value of the senior unsecured notes (note 14) has been determined using the quoted market price at the period end.

7     Fair value of the prepayment option embedded derivative related to the long-term debt (note 14) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

8     The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                        Level 1: Quoted prices in active markets for identical assets or liabilities;

•                         Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                        Level 3: Valuation techniques use significant inputs that are not based on observable market data.

June 30, 2015	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(9,215)	$—	$(9,215)
Investments at FVTPL	90	—	—	90
Prepayment option embedded derivative	—	10,312	—	10,312
Available-for-sale investments	14,225	—	2,000	16,225
	$14,315	$1,097	$2,000	$17,412
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(506)	$—	$(506)
Non-hedge derivatives	—	2,028	—	2,028
Option liability	—	1,409	—	1,409
Warrant liability	25,759	4,092	—	29,851
	$25,759	$7,023	$—	$32,782

December 31, 2014	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(1,807)	$—	$(1,807)
Non-hedge derivatives	—	1,345	—	1,345
Prepayment option embedded derivative	—	1,217	—	1,217
Available-for-sale investments	16,694	—	2,000	18,694
	$16,694	$755	$2,000	$19,449
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$—	$(150)	$—	$(150)
Non-hedge derivatives	—	860	—	860
Warrant liability	22,702	3,598	—	26,300
	$22,702	$4,308	$—	$27,010

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

The Group’s Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2015, the Group did not make any transfers.

(b)         Derivatives and hedging:

Copper fixed for floating swaps

Prior to 2015, the Group had entered into copper fixed for floating swaps on approximately 13 million pounds of copper, settling across January 2015 through March 2015 inclusive at an average fixed receivable price of US$2.79/lb associated with provisional pricing risk in concentrate sales agreements.  As at June 30, 2015, 13 million pounds of copper swaps were settled leaving no unsettled copper fixed for floating swaps (December 31, 2014 — 13 million unsettled copper fixed for floating swaps).

The hedging transactions were with counterparties that the Group believed to be creditworthy and did not require the Group to provide collateral. Both copper and zinc costless collars were settled at December 31, 2014 as such the aggregate fair value of the transactions are nil at June 30, 2015 and December 31, 2014. The copper fixed for floating swaps were settled at March 31, 2015 as such the aggregate fair value of the transactions were $nil at June 30, 2015 (December 31, 2014 - an asset position of $1,263).

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gain and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At June 30, 2015, the Group held contracts for forward zinc purchased of 10,699 tonnes (December 31, 2014 — 10,747 tonnes) that related to forward customer sales of zinc. Prices range from US$2,005 to US$2,317 per tonne (December 31, 2014 — US$2,085 to US$2,403) and settlement dates extended to December 2016. The aggregate fair value of the transactions at June 30, 2015 was a net liability position of $2,028 (December 31, 2014 — a net liability position of $778).

Non-hedge derivative - warrants

Warrants issued by Hudbay as consideration for the purchase of the acquisition of Augusta are derivative liabilities that are carried at their fair value, with changes in fair value recorded to the consolidated income statements in other finance (gain)/loss. The fair value of warrants issued is determined based on the quoted market prices for the listed warrants. The fair value of the Hudbay warrants at June 30, 2015 was a liability of $25,759 (December 31, 2014 - $22,702).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

Augusta warrants assumed by Hudbay in the acquisition of Augusta are derivative liabilities that are carried at their fair value, with changes in fair value recorded to the consolidated income statements in other finance (gain)/loss. The fair value of the Augusta warrants is determined based on the Black-Scholes model. The fair value of the Augusta warrants at June 30, 2015 was a liability of $4,092 (December 31, 2014 — $3,598). On July 22, 2015, 1,374,951 of the Augusta warrants expired.

Non-hedge derivative - options

The purchase price of the acquisition of New Britannia (note 5a) contained an option (European) that pays the seller US$5 million if the price of gold is at or above US$1,400/oz on the third anniversary from the closing date, or nil if the price of gold is below that level on that date. The option represents a financial liability and was recorded at fair value at the acquisition date of New Britannia and will be remeasured at each reporting date with changes in the fair value being recognized as unrealized gains or losses in finance income and expenses (note 6e). The fair value of the embedded derivative at June 30, 2015 was a liability of $1,409 (December 31, 2014 - $nil).

(c)          Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At June 30, 2015, the Manitoba segment’s net position consisted of contracts awaiting final pricing for sales of 9,104 tonnes of copper (December 31, 2014 — 8,576 tonnes) and no purchases of zinc (December 31, 2014 — nil tonnes). In addition, at June 30, 2015, the Manitoba segments net position consisted of contracts awaiting final pricing for sales of 2,463 ounces of gold and 22,615 ounces of silver (December 31, 2014 — 2,651 ounces of gold and 26,968 ounces of silver).

As at June 30, 2015, the Manitoba segment’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of US$2.62/lb (December 31, 2014 — US$2.83/lb), US$1,172/oz (December 31, 2014 — US$1,184/oz) and US$15.57/oz (December 31, 2014 — US$15.59/oz), respectively.

At June 30, 2015, the Peru segment’s net position consisted of contracts awaiting final pricing for sales of 18,405 tonnes of copper (December 31, 2014 — nil). As at June 30, 2015, the Peru segment’s provisionally priced copper sales subject to final settlement were recorded at average prices of US$2.62/lb (December 31, 2014 — nil).

The aggregate fair value of the embedded derivatives within the copper concentrate sales contracts at June 30, 2015, was a liability position of $9,215 (December 31, 2014 — liability of $1,807). The aggregate fair value of the embedded derivatives within the zinc concentrate purchases and other contracts at June 30, 2015, was an asset position of $506 (December 31, 2014 — asset of $150).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

Prepayment option embedded derivative

The Notes (note 14) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 6e). The fair value of the embedded derivative at June 30, 2015 was an asset of $10,312 (December 31, 2014 - an asset of $1,217).

21.            Capital commitments

As at June 30, 2015, the Group had outstanding capital commitments in Canada of approximately $29,903 primarily related to committed mobile equipment purchases mostly for Lalor and 777, none of which can be terminated by the Group, approximately $186,698 in Peru related to sustaining capital costs, of which all can be terminated by the Group and approximately $328,351 in Arizona, primarily related to its Rosemont project, of which approximately $192,051 cannot be terminated by the Group.

22.            Supplementary cash flow information

(a)         Change in non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Change in:
Trade and other receivables	$(24,387)	$7,438	$(39,130)	$11,185
Inventories	(51,286)	(15,507)	(55,005)	(38,257)
Prepaid expenses	(3,076)	(2,531)	(2,864)	(1,534)
Trade and other payables	84,671	(100)	83,205	1,512
Change in taxes payable/receivable	7,510	(4,384)	8,580	(5,464)
Taxes - ITC	(3,112)	(1,176)	(4,268)	(2,960)
Provisions and other liabilities	(13,800)	(5,050)	(16,859)	(4,871)
	$(3,480)	$(21,310)	$(26,341)	$(40,389)

(b)     Non-cash transactions:

During the six months ended June 30, 2015, the Group entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

•                  Remeasurements of the Group’s decommissioning and restoration liabilities as at June 30, 2015, led to a net increase in related property, plant and equipment assets of $10,807 mainly as a result of the increased disturbance in Peru and the acquisition of New Britannia (note 5a). For the six months ended June 30, 2014, such remeasurements led to increases in property, plant and equipment assets of $18,627.

•                  Property, plant and equipment included $46,017 of additions which were not yet paid for as at June 30, 2015 (June 30, 2014 - $208,877). These purchases will be reflected in the consolidated statements of cash flows in the periods payments are made.

•                  See note 6g for non-cash transactions related to the disposal of Hudbay Michigan.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

23.            Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and Peru and are included in the Manitoba segment and Peru segment, respectively. The Manitoba and Peru segments generate the Group’s revenues. The Manitoba segment sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment, formerly a part of the South America segment, consists of the Group’s Constancia mine and sells copper concentrate. The Group’s Arizona segment consists of the Group’s Rosemont project in Arizona, which Hudbay acquired on July 16, 2014. Corporate and other activities include the Group’s exploration activities in Chile and Colombia as well as the Balmat segment which consists of a zinc mine and concentrator, which is on care and maintenance. The prior year comparatives have been recast to move the South American exploration entities to corporate and other activities as they were previously included in the previously named South American segment.  The exploration entities and Balmat are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. In 2013, the corporate and other activities segment includes the Michigan segment which was sold on January 17, 2014. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Three months ended June 30, 2015

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$142,711	$43,068	$—	$—	$185,779
Cost of sales
Mine operating costs	116,522	26,938	—	—	143,460
Depreciation and amortization	25,792	11,353	—	—	37,145
Gross profit	397	4,777	—	—	5,174
Selling and administrative expenses	713	—	—	12,078	12,791
Exploration and evaluation	1,966	362	—	230	2,558
Other operating income and expenses	(333)	943	1,256	276	2,142
Asset impairment	24,627				24,627
Results from operating activities	$(26,576)	$3,472	$(1,256)	$(12,584)	$(36,944)
Finance income					(482)
Finance expenses					23,289
Other finance gains					(2,649)
Loss before tax					(57,102)
Tax recovery					(1,884)
Loss for the period					$(55,218)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

Three months ended June 30, 2015

Additions to property, plant and equipment	$12,360	$21,855	$26,926	$—	$61,141

Three months ended June 30, 2014

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$139,329	$—	$—	$—	$139,329
Cost of sales
Mine operating costs	101,503	—	—	—	101,503
Depreciation and amortization	23,716	—	—	—	23,716
Gross profit	14,110	—	—	—	14,110
Selling and administrative expenses	514	—	—	12,408	12,922
Exploration and evaluation	1,388	395	—	471	2,254
Other operating income and expenses	(1,315)	1,958	—	944	1,587
Results from operating activities	$13,523	$(2,353)	$—	$(13,823)	$(2,653)
Finance income					(912)
Finance expenses					2,346
Other finance gains					(10,930)
Profit before tax					6,843
Tax expense					6,591
Profit for the period					$252

Three months ended June 30, 2014

Additions to property, plant and equipment	$23,547	$279,331	$—	$—	$302,878

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

Six months ended June 30, 2015

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$303,363	$43,068	$—	$—	$346,431
Cost of sales
Mine operating costs	228,874	26,938	—	—	255,812
Depreciation and amortization	57,735	11,353	—	—	69,088
Gross profit	16,754	4,777	—	—	21,531
Selling and administrative expenses	1,255	—	—	23,402	24,657
Exploration and evaluation	4,082	865	—	511	5,458
Other operating income and expenses	68	2,652	3,238	(107)	5,851
Asset impairment	24,627	—	—	—	24,627
Results from operating activities	$(13,278)	$1,260	$(3,238)	$(23,806)	$(39,062)
Finance income					(863)
Finance expenses					27,670
Other finance gains					4,304
Loss before tax					(70,173)
Tax expense					8,748
Loss for the period					$(78,921)

Six months ended June 30, 2014

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Revenue from external customers	$246,108	$—	$—	$—	$246,108
Cost of sales
Mine operating costs	182,785	—	—	—	182,785
Depreciation and amortization	39,143	—	—	—	39,143
Gross profit	24,180	—	—	—	24,180
Selling and administrative expenses	1,058	—	—	25,929	26,987
Exploration and evaluation	2,712	786	—	699	4,197
Other operating income and expenses	(672)	3,503	—	2,368	5,199
Loss on disposal of subsidiary	—	—	—	6,512	6,512
Results from operating activities	$21,082	$(4,289)	$—	$(35,508)	$(18,715)
Finance income					(1,692)
Finance expenses					4,729
Other finance losses					(4,456)
Loss before tax					(17,296)
Tax expense					9,671
Loss for the period					$(26,967)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2015 and 2014

June 30, 2015

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$1,128,136	$3,851,563	$1,110,784	$101,028	$6,191,511
Total liabilities	790,857	1,270,635	208,206	1,353,196	3,622,894
Property, plant and equipment	857,708	3,330,815	946,465	8,869	5,143,857

Six months ended June 30, 2015

Additions to property, plant and equipment	$49,375	$196,001	$39,397	$—	$284,773

December 31, 2014

	Manitoba	Peru	Arizona	Corporate and other activities	Total
Total assets	$1,163,827	$3,333,455	$994,376	$135,850	$5,627,508
Total liabilities	820,318	1,022,273	190,474	1,147,723	3,180,788
Property, plant and equipment	884,971	2,970,697	849,935	10,208	4,715,811

Six months ended June 30, 2014

Additions to property, plant and equipment	$73,064	$508,569	$—	$—	$581,633